UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 1, 2003
Commission file number 0-21080

Enbridge Inc.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
NEWS RELEASE
NEWS RELEASE

The following documents are being submitted herewith:

•	Press Release dated September 2, 2003;

•	Press Release dated September 29, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: October 1, 2003	By:	/s/ “Blaine G. Melnyk” Blaine G. Melnyk Corporate Secretary & Associate General Counsel

NEWS RELEASE

Enbridge completes acquisition of interest in BP Cushing to Chicago Pipeline System

CALGARY, Alberta, September 2, 2003 – Enbridge Inc. announced today it has completed the acquisition of a 90% interest in the Cushing to Chicago Pipeline System (CCPS) from BP Pipelines North America Inc. for US$122 million. Subject to acceptance of proposed tolling arrangements by Canadian producers and regulatory approval, Enbridge intends to reverse the flow of the 650-mile (1,050-km) pipeline by 2004, at a cost of approximately US$20 million. The reversed line, which would transport Canadian crude south from Chicago to Cushing, Oklahoma, would be renamed the Spearhead Pipeline.

Enbridge’s acquisition and planned reversal of the 22/24-inch diameter pipeline will provide Canadian producers and shippers with cost-effective access to new markets south of Enbridge’s terminal near Chicago.

CCPS has historically operated in south-to-north service with a capacity of 300,000 barrels per day, including 4.3 million barrels of tankage. If the necessary approval to reverse CCPS is not obtained, Enbridge and BP Pipelines will explore other options to maximize the value of the system. Enbridge’s investment would be limited to US$57 million in this case, and BP Pipelines would be entitled to repurchase Enbridge’s 90% interest, for a period of nine months, at a US$10-million discount.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

BP Pipelines North America is the second largest liquids pipeline company in the United States transporting over 450 million barrel-miles of oil, refined products, natural gas liquids, carbon dioxide, and chemicals daily — about 9% of the U.S. liquids pipeline market. For more information about BP Pipelines North America, visit http://www.bppipelines.com.

When used in this news release, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Ian La Couvée
Media
(403) 231-5775
Email: ian.lacouvee@enbridge.com

Enbridge Inc.
Colin Gruending
Investment Community
(403) 231-5919
Email: colin.gruending@enbridge.com
Website: www.enbridge.com

or

BP
Scott Dean
(630) 836-4264

NEWS RELEASE

Enbridge Increases Ownership in Vector Pipeline

CALGARY, Alberta, September 29, 2003 – Enbridge Inc. today announced that it has entered into an agreement to acquire an additional 15% interest in the Vector Pipeline from Duke Energy for US$72.5 million, including assumed debt of approximately US$45.6 million. DTE Energy Company will also acquire a 15% interest in Vector from Duke Energy for the same price.

Upon closing, Calgary-based Enbridge (NYSE/TSX: ENB) will own 60% of Vector Pipeline; Detroit-based DTE Energy (NYSE: DTE) will own the other 40%. Duke Energy will maintain its firm contracted transportation commitments to the pipeline.

The Vector natural gas pipeline extends 348 miles (553 kilometres) from the Chicago-area market hub in Illinois to the hub at Dawn, Ontario. The pipeline, which went into service in December 2000, has capacity of 1 billion cubic feet per day, which can be expanded to 1.5 billion cubic feet per day through the installation of additional compression. Vector provides take-away capacity for the Alliance pipeline, which is 50% owned by Enbridge and its affiliates.

“This acquisition is consistent with our objective of increasing Enbridge’s investment in natural gas transmission assets,” said Patrick D. Daniel, President & Chief Executive Officer of Enbridge. “Vector has good growth potential and provides a critical transportation link between expected increased supply, through the Chicago hub, and eastern Canadian and U.S. northeast markets. Vector also complements our recently proposed Beacon Pipeline project, which is designed to move an increasing supply of Rockies gas to eastern markets through Chicago. Increasing demand downstream of the Dawn hub will place Vector in a strong competitive position to serve growing Canadian and U.S. northeast demand.”

The acquisition is immediately accretive to earnings per share and is expected to close in early October, subject to customary closing conditions.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and

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midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides gas distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

When used in this news release, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Enbridge contacts:

Media Investment Community Jim Rennie (403) 231-3931 E-mail: jim.rennie@enbridge.com	Colin Gruending (403) 231-5919 E-mail: colin.gruending@enbridge.com

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